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                                            Filed by Intel Corporation Pursuant
                                            to Rule 425 and Rule 14(a)-12 under
                                            the Securities Act of 1933

                                            Subject Company: Intel Corporation

                                            Commission File No.: 000-6217



        The following is a press release of September 13, 2000 concerning the transaction between Intel Corporation and NBA Media Ventures, LLC described in the press release issued by Intel Corporation, Excalibur Technologies Corporation and NBA Media Ventures, LLC.



                  INTEL AND THE NATIONAL BASKETBALL ASSOCIATION
                   TO DELIVER ENHANCED INTERACTIVE PROGRAMMING

       INTEL TECHNOLOGY TO ENABLE SPORTS AND ENTERTAINMENT CONTENT ONLINE

New York, NY, September 13, 2000 - Intel Corporation and the National Basketball Association (NBA) announced today an agreement whereby Intel and the NBA will develop and distribute interactive NBA content, including enhanced broadband programming and interactive game broadcasts. The initial products to be developed under the agreement will enable users to access daily customized NBA and WNBA highlights and classic moments through NBA.com, WNBA.com and the leagues' 45 team Web sites.

As part of today's agreement, the NBA will join Intel and Excalibur Technologies in a new company they are forming called Convera Corporation. The NBA will receive a 10 percent equity stake in Convera and Commissioner David Stern will join the company's Board of Directors.

Intel will assign the NBA agreement to Convera upon completion of the Intel-Excalibur transaction, expected later this fall. Intel and Excalibur announced May 1 that they would form the new company to enable owners of branded high-value content such as the NBA to produce and securely sell their audio, video and other forms of content over the Internet. Convera's services will include key Intel and Excalibur technologies, including content protection, indexing

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and search of digital material, and other technologies necessary for the secure delivery of content online.

"With this agreement with Intel, we believe that essentially we've created the recipe for new ways that sports and entertainment will be delivered in the future," said NBA Commissioner David Stern. "Providing fans with unmatched access to a new level of interactive media such as daily customized highlights and classic footage available on demand from our vast archives enables us to offer personalization for the user's experience."

The NBA will use its marketing and consumer knowledge and expertise to further develop applications for its network of Web sites, its business partners, and for NBA.com TV, the league's 24-hour digital television network. The agreement will provide for new forms of interactive advertising, new commerce opportunities, subscriptions and video on demand.

"Today's announcement marks a significant milestone in sports entertainment," said Craig Barrett, Intel president and chief executive officer. "Intel and the NBA will be working to enable a whole new experience for fans online. We're excited to be working with one of the leaders in the sports world who has clearly identified the Internet opportunity and is moving quickly to unlock the value, and the action, from their extensive audio and video material."

The NBA was ahead of the interactive media trend when it was the first to launch a full time television network, NBA.com TV, in the fall of 1999. The creation of NBA.com TV represents the first step in convergence, combining Internet technology with the television viewing experience, and thus signaling the first move into broadband and interactive television.

The agreement between Intel and the NBA is subject to regulatory approval, as well as the approval of the NBA's Board of Governors.



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ABOUT INTEL
Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

ABOUT THE NBA
The NBA is composed of 29 teams in the United States and Canada and is the model for professional sports in league operations, public service, global marketing and digital technology. The NBA supports and implements league and team programs and helps develop the sport of basketball around the world. NBA games and programming are broadcast to 205 countries in 42 languages. NBA Entertainment
(NBAE) -- the Emmy Award-winning production and programming division of the NBA and WNBA -- is one of the largest suppliers of sports television and Internet programming in the world. NBAE produces NBA.com TV, the NBA's 24-hour television network, and several weekly television shows, and creates exclusive content for NBA.com, WNBA.com, the 29 team sites of the NBA and the 16 team sites of the WNBA. For more information on the NBA, visit www.nba.com.


        Intel and Excalibur have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov.

        INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT PROXY
STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

        Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their stockholders with respect to the transactions

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contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation is set forth in the joint proxy statement/prospectus that has been filed with the Commission.

        This release contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth in the computing industry, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that Intel's and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.